                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                        BindView Development Corporation
                        --------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                    090327107
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                 Robert L. Chapman, Jr., Chapman Capital L.L.C.
                Continental Grand Plaza, 300 N. Continental Blvd.
                          El Segundo, California 90245

                                 (310) 563-6900
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   Copies to:
                 Jack H. Nusbaum, Esq., Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                 April 10, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 2 of 10

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [x]
         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)      [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         1,185,000

9.       SOLE DISPOSITIVE POWER
         0

10.      SHARED DISPOSITIVE POWER
         1,185,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,185,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 3 of 10

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [x]
         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         1,185,000

9.       SOLE DISPOSITIVE POWER
         0

10.      SHARED DISPOSITIVE POWER
         1,185,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,185,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 4 of 10

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [x]
         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         1,185,000

9.       SOLE DISPOSITIVE POWER
         0

10.      SHARED DISPOSITIVE POWER
         1,185,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,185,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 5 of 10

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Third Point Management Company L.L.C. I.D. #13-3922602

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [x]
         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         2,394,000

9.       SOLE DISPOSITIVE POWER
         0

10.      SHARED DISPOSITIVE POWER
         2,394,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,394,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 6 of 10

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel S. Loeb

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [x]
         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         2,394,000

9.       SOLE DISPOSITIVE POWER
         0

10.      SHARED DISPOSITIVE POWER
         2,394,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,394,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

     This Amendment No. 1 (this "Amendment No. 1") amends the Schedule 13D filed with respect to BindView Development Corporation, a Texas corporation (the "Company") by the parties hereto on March 23, 2001 (the "Original Schedule 13D" and, as amended, the "Amended Schedule 13D"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Original
Schedule 13D. This Amendment No. 1 is being filed to disclose the correspondence from Mr. Chapman and Mr. Loeb to the Board of Directors of the Company, attached hereto as Exhibit D to the Amended Schedule 13D.

ITEM 4.           Purpose of Transaction

     Item 4 of the Original Schedule 13D is hereby amended by the addition of the following:

     Since March 23, 2001, Mr. Chapman and Mr. Loeb have continued to engage in preliminary discussions with various parties with respect to a sale of the Company and other Potential Transactions. In connection therewith, a letter from Mr. Chapman and Mr. Loeb to the Board of Directors of the Company, dated April 10, 2001, is attached hereto as Exhibit D. In this letter, Mr. Chapman and Mr. Loeb seek to have Mr. Peter L. Bloom, a representative of Company shareholder General Atlantic Partners, LLC ("General Atlantic"), step down from the Board of Directors of the Company. The letter also seeks to have General Atlantic distance itself from the Company.

ITEM 5.           Interest in Securities of the Issuer

     Schedule A and Schedule B of the Original Schedule 13D are hereby replaced with Schedule A and Schedule B, respectively, attached hereto.

ITEM 7.           Material to be Filed as Exhibits

     Item 7 of the Original Schedule 13D is hereby amended by the addition of the following exhibit:

     D. Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., and Daniel S. Loeb, as Managing Member of Third Point Management Company L.L.C., to the Board of Directors of the Company, dated April 10, 2001.

                                   Schedule A
                                   ----------

                           (Transactions by Chap-Cap)


                                                     Amount of Shares        Approximate Price per Shares
           Date                 Security                 Bought               (inclusive of commissions)
     ----------------    ----------------------    --------------------    --------------------------------
         03/07/01             Common Stock               25,000                         $2.94
         03/07/01             Common Stock               10,000                         $3.03
         03/08/01             Common Stock              390,000                         $3.18
         03/08/01             Common Stock              100,000                         $3.03
         03/08/01             Common Stock               30,000                         $3.00
         03/12/01             Common Stock              104,000                         $3.18
         03/13/01             Common Stock               46,000                         $3.03
         03/13/01             Common Stock              100,000                         $3.03
         03/14/01             Common Stock               50,000                         $2.88
         03/16/01             Common Stock              200,000                         $2.56
         03/19/01             Common Stock               60,000                         $2.25
         03/20/01             Common Stock               50,000                         $2.25
         03/20/01             Common Stock               40,000                         $2.25


                                                     Amount of Shares        Approximate Price per Shares
           Date                 Security                 Bought               (inclusive of commissions)
     ----------------    ----------------------    --------------------    --------------------------------
         03/09/01             Common Stock               20,000                         $3.66

                                   Schedule B
                                   ----------

                       (Transactions by Third Point Funds)

                                                     Amount of Shares        Approximate Price per Shares
           Date                 Security                 Bought               (inclusive of commissions)
     ----------------    ----------------------    --------------------    --------------------------------
         03/08/01             Common Stock               25,000                         $3.125
         03/08/01             Common Stock               75,000                         $3.125
         03/08/01             Common Stock              500,000                         $3.2469
         03/08/01             Common Stock               31,500                         $3.25
         03/08/01             Common Stock              450,000                         $3.2674
         03/09/01             Common Stock              250,000                         $3.40625
         03/09/01             Common Stock               50,000                         $3.73440
         03/09/01             Common Stock              140,000                         $3.71380
         03/09/01             Common Stock               12,500                         $3.438
         03/09/01             Common Stock               19,300                         $3.80
         03/12/01             Common Stock              100,000                         $3.375
         03/13/01             Common Stock              219,000                         $3.0598
         03/14/01             Common Stock              272,400                         $3.00
         03/16/01             Common Stock              165,800                         $2.5771
         03/20/01             Common Stock               25,000                         $2.25
         03/21/01             Common Stock              145,000                         $2.5216
         03/21/01             Common Stock                8,000                         $2.50
         03/21/01             Common Stock                2,000                         $2.25
         03/22/01             Common Stock                4,000                         $2.3125
         03/30/01             Common Stock               10,000                         $2.875


                                                     Amount of Shares        Approximate Price per Shares
           Date                 Security                 Bought               (inclusive of commissions)
     ----------------    ----------------------    --------------------    --------------------------------


         03/09/01             Common Stock               10,000                         $3.625
         03/13/01             Common Stock              100,000                         $3.03125
         03/13/01             Common Stock                  500                         $3.00

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 11, 2001                          CHAP-CAP PARTNERS, L.P.
                                               By: Chapman Capital L.L.C.,
                                                   as General Partner

                                               By: /s/ Robert L. Chapman, Jr.
                                                   --------------------------
                                                   Name:  Robert L. Chapman, Jr.
                                                   Title: Managing Member


Dated: April 11, 2001                          CHAPMAN CAPITAL L.L.C.

                                               By: /s/ Robert L. Chapman, Jr.
                                                   --------------------------
                                                   Name:  Robert L. Chapman, Jr.
                                                   Title: Managing Member


Dated: April 11, 2001                          /s/ Robert L. Chapman, Jr.
                                               --------------------------
                                               Robert L. Chapman, Jr.


Dated: April 11, 2001                          THIRD POINT MANAGEMENT COMPANY,
                                               L.L.C.

                                               By: /s/ Daniel S. Loeb
                                                   --------------------------
                                                   Name:  Daniel S. Loeb
                                                   Title: Managing Member


Dated: April 11, 2001                          /s/ Daniel S. Loeb
                                               ------------------
                                               Daniel S. Loeb